SUPPLEMENT Dated April 27, 2012
To The Current Prospectus

ING Income Annuity

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-238-6273.

Please note that effective April 30, 2012, the contract will no longer be available for new sales. This change will have no impact on our obligations to you or the guarantees under your existing contract.